UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

P&F Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

692830508

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis Friese LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 366,249
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 366,249

11. Aggregate Amount Beneficially Owned by Each Reporting Person 366,249

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.99%

14.	Type of Reporting Person (See Instructions)

OO, IA

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 366,249
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 366,249

11. Aggregate Amount Beneficially Owned by Each Reporting Person 366,249

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.99%

14.	Type of Reporting Person (See Instructions)

IN

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Diamond A Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 308,582
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 308,582

11. Aggregate Amount Beneficially Owned by Each Reporting Person 308,582

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions)

PN

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Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of P&F Industries, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 445 Broadhollow Road, Suite 100, Melville, NY 11747.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Lawndale Capital Management, LLC ("Lawndale" or "LCM");
Andrew E. Shapiro ("Shapiro"); Diamond A Partners, L.P. ("DAP")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group. Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b)	The business address of the Filers is 591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Shapiro is a citizen of the United States of America.

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Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM	Funds under Management (1)	$1,194,966.21
DAP	Working Capital	$959,046.57

(1) Includes funds of DAP invested in Stock.

Item 4. Purpose of Transaction

As disclosed in prior filings, the Filers ("Lawndale") have been in contact with P&F Industries ("PFIN" or the “Company”) management and members of PFIN’s Board of Directors (the “Board”) regarding concerns relating to P&F’s Board composition and corporate governance practices as well as the company’s senior executive compensation programs and policies.

At PFIN’s 2010 and 2011 Annual meetings, Lawndale voted against reelection of certain legacy directors and the Company’s Executive Bonus Plan and explained its rationale to PFIN’s Board via letters dated May 25, 2010, September 17, 2010 and May 24, 2011 (copies of which were attached at Exhibit B of its Schedules 13D, Amendments No. 1, 2 & 3, respectively, and incorporated by reference to this filing.)

Lawndale has noted that the PFIN Board has taken some constructive steps towards addressing its concerns, including but not limited to:

Adding two Independent directors, including Howard Brownstein, who was recommended by Lawndale;

“Retiring” two legacy directors, including one of Chairman/CEO Richard Horowitz’ personal tax advisors;

Entering into a somewhat reduced, reconfigured and shorter duration Employment Agreement with Chairman/CEO Horowitz;

Following these incremental steps, Lawndale continued to have dialogue with PFIN’s Lead Independent Director, Mitch Solomon, to address Lawndale’s continuing concerns with respect to PFIN’s Board composition, corporate governance practices, and the Company’s executive compensation programs/policies, which Lawndale believes require further improvement.

On January 8, 2013, Lawndale sent a letter (the “January 8th letter”) to Lead Independent Director Solomon (a copy of which is attached at Exhibit B hereto, and incorporated by reference to this filing) informing him of Lawndale's further increased ownership in PFIN to become the Company’s largest independent shareowner. The letter also set forth Lawndale’s request that the Company:

1)	further improve its Board composition via the retirement of certain conflicted and very long-term legacy directors;

2)	further implement best governance practices [e.g. Declassify staggered board terms; establish director stockownership requirements, consider term limits; eliminate the Shareholder Rights Plan/”Poison Pill”; separate Board Chairmanship from the CEO position, etc.]; and

3)	further improve Compensation Policy practices [e.g. shorten duration of options grants; establish true “reach” performance thresholds for restricted stock grants and other incentive bonus compensation- taking into account cyclical nature of the Company’s targeted market, etc.]
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The January 8th Letter further communicated that Lawndale was prepared to nominate alternative directors to replace two long-term legacy directors with close social ties to Chairman/CEO Horowitz, who were likely candidates for re-election to 3-year terms at the coming 2013 Annual Meeting.

In an 8-K filing on January 16, 2013 the Company disclosed that these two long-term legacy directors won’t seek re-election at the coming 2013 Annual Meeting and the Company’s Board will shrink to 6 directors at that time. Furthermore, a recently elected Independent Director will join a prior Lawndale nominee, Howard Brownstein, on PFIN’s Governance and Nominating Committee.

Following this 8-K filing disclosure, Lawndale sent a letter on January 16, 2013 (the “January 16th letter”) to Lead Independent Director Solomon (a copy of which is attached at Exhibit C hereto, and incorporated by reference to this filing) commending PFIN for the positive and timely steps taken to further improve its Board composition. The expected composition of PFIN’s Board as presently proposed in its 8-K disclosure is acceptable to Lawndale and Lawndale no longer is considering nominating an alternative slate of directors at the 2013 Annual Meeting.

The January 16th letter reiterated Lawndale’s desires, set forth in its January 8th Letter, for PFIN to implement additional corporate governance improvements towards Best Practices and to improve compensation policy/practices and the transparency of these improvements as further described, above.

Over the course of the past several years, Lawndale has held calls with PFIN’s Lead Independent Directors and Compensation Committee Members to discuss constructive actions that would further improve corporate governance, align management and directors with shareowners interests, and maximize value for all PFIN shareowners. Lawndale’s January 16th letter renewed its offer to assist and advise the Company in achieving these improvements. In addition, Lawndale has offered to help PFIN source additional director candidates, should the Company seek to add additional Independent skills and experience onto its Board.

Lawndale believes the public market value of PFIN is undervalued by not adequately reflecting the value of PFIN’s business segments and other assets, including certain long-held real estate.

While Lawndale acquired the Stock solely for investment purposes, Lawndale has been and may continue to be in contact with PFIN management, members of PFIN’s Board, other significant shareholders and others regarding alternatives that PFIN could employ to maximize shareholder value. Lawndale may from time to time take such actions, as it deems necessary or appropriate to maximize its investment in the Company's shares. Such action(s) may include, but is not limited to, buying or selling the Company's Stock at its discretion, communicating with the Company's shareholders and/or others about actions which may be taken to improve the Company's financial situation or governance policies or practices, as well as such other actions as Lawndale, in its sole discretion, may find appropriate.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers have effected the following transactions in the Stock since November 18, 2012.

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
None.

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Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B: Letter to Mitch Solomon, Lead Independent Director, P&F Industries, dated January 8, 2013.

Exhibit C: Letter to Mitch Solomon, Lead Independent Director, P&F Industries, dated January 16, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2013

Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager

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EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of P&F Industries, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 2, 2010

Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro
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EXHIBIT B

Letter to Mitch Solomon

Lead Independent Director, P&F Industries

Andrew Shapiro

President

January 8, 2013

By e-mail

Mitch Solomon

Lead Independent Director

P&F Industries

Dear Mitch:

I hope you had an enjoyable holiday.

Lawndale Capital Management, LLC, through the funds it manages, has added to its investment in P&F Industries, Inc. (“P&F” or the “Company”), increasing its ownership to 9.99% of the Company, making Lawndale and its affiliates (“Lawndale”) P&F’s largest independent shareowner. This letter is to follow up and move forward upon our September 2012 dialogue with respect to Lawndale’s continuing concerns with respect to P&F’s Board composition and corporate governance practices as well as the company’s senior executive compensation programs and policies.

We acknowledge that P&F’s stock price has increased meaningfully over the past year, stemming from an economic rebound in markets the Company serves. However, P&F’s share price and Enterprise Value remain at sizable discounted valuation multiples to Revenues, EBITDA, Earnings as well as Book Value. This “discount” should communicate to you and the Board that the investment community continues to penalize P&F’s valuation for corporate governance structures and executive compensation practices still too weak to appropriately protect shareholders from de-facto Horowitz family-control.

Like the market’s, our concerns about P&F’s corporate governance and compensation practices remain high. In particular, we remain resolute that P&F needs to:

  Further improve its Board composition via the retirement of certain conflicted and very long-term legacy directors;

  Further implement best governance practices [e.g. Declassifying staggered board terms; establishing director stockownership requirements, consider term limits; eliminate the Shareholder Rights Plan/”Poison Pill”; Separate Board Chairmanship from CEO position, etc.]
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  Further improve Compensation Policy practices [e.g. shorten duration of options grants; establish true “reach” performance thresholds for restricted stock grants and other incentive bonus compensation taking into account cyclical nature of P&F’s targeted market, etc.];

Our previous communications to this Board (found at <<http://www.issgovernance.com/files/Comment-2011-13.pdf>>) exposed the inordinate amount of Board members personally connected to P&F Chairman/CEO Richard Horowitz via membership and Board/Committee roles at the Glen Oaks Country Club. As you should know, the class of P&F directors whose 3-year term is maturing at this upcoming May 2013 Annual Meeting includes both Mr. Robert Dubofsky and Mr. Alan Goldberg, who have served on P&F’s Board since 1990 and 1998, respectively. These gentlemen are both Horowitz’ “pals” from the Glen Oaks Country Club, who, until a few years ago, served on the P&F’s Compensation Committee.

Perhaps it is due to this Compensation Committee work over the years that, despite Mr. Dubofsky’s 23 years on P&F’s board during long periods of undervaluation, he last purchased PFIN shares over 5 years ago. Remarkably, after Mr. Goldberg’s 15 years on the board, he only owns 966 shares, including 666 restricted shares recently granted to directors.

We note that both Directors Dubofsky and Goldberg received a huge 30% “withhold” vote at their last re-election in 2010. 30% voting “Withhold” is a remarkable tally when considering Mr. Horowitz, Board members, other affiliated entities and insider family members held upwards of 35% of all of P&F’s shares and Lawndale did not solicit other shareholder proxies in 2010.

It is imperative for P&F to elect highly qualified and engaged directors whose interests and actions are aligned with shareholders and who are free of conflicts under both the letter and spirit of listing regulations. In the past, Lawndale has provided your Governance/Nominating Committee with the names and background information of highly qualified independent director candidates that P&F would be lucky to have serve on its board. In our opinion, the individuals we have nominated for your Board in the past, and are prepared to directly nominate for this May 2013 election, are far superior candidates for P&F’s Board than Directors Dubofsky and Goldberg. Should you choose to re-nominate these legacy directors for another 3-year term, we feel P&F’s other shareholders would see the obvious advantage of electing our nominees over your legacy directors

It is not Lawndale’s goal or purpose to mount a distracting and costly proxy fight, forcing alternative directors onto your Board. Such a campaign can be avoided with the Board’s formal commitment to a roadmap with measurable milestones showing continued progress toward further improved board composition and implementation of additional best practices in corporate governance and executive compensation.

However, P&F’s special advance notice by-law deadline for shareholders to submit alternative director nominations is rapidly approaching. This nomination deadline causes the need for our concerns to be formally addressed by the P&F Board sooner, rather than later. Unless, P&F is prepared to formally waive its advance notice requirements for board nominations, Lawndale needs to know what actions will be taken toward addressing our concerns before the nomination deadline is upon us. While it is our goal to dialogue over these issues privately, in light of the possibility of our nominating an alternative slate of

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directors and mounting a proxy contest, as a 13D filer, we are compelled to disclose this communication in an amendment to our 13D filing in the coming days.

We believe it is in the best interests of P&F’s shareowners for you to work together with us to expeditiously improve the Board’s composition and the Company’s corporate governance and executive compensation practices. I would appreciate you and/or Governance Committee Chair, Howard Brownstein, contact me at the earliest opportunity to move forward addressing the concerns we have previously discussed and outlined, above.

Sincerely,

Andrew Shapiro

President

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EXHIBIT C

Letter to Mitch Solomon

Lead Independent Director, P&F Industries

Andrew Shapiro

President

January 16, 2013

By e-mail

Mitch Solomon

Lead Independent Director

P&F Industries

Dear Mitch:

We just saw P&F Industries’ (“P&F” or the “Company”) 8-K filing, announcing that both Directors Dubofsky and Goldberg will complete their long-standing membership on P&F’s Board at this coming May 2013 Annual Meeting. We thank both Bob and Alan for their past service and wish them well in the future.

We appreciate the pace at which P&F’s Board addressed some of our lingering corporate governance concerns, most recently communicated in our January 8, 2013 letter to you.

Has the Board determined whether it might seek one or more replacements to strengthen any perceived weaknesses in Board composition? While we don’t know what the Board feels is needed, we have successfully found and nominated highly qualified and proven board members for both P&F [e.g. Howard Brownstein] and other Lawndale portfolio companies and could assist you with finding top quality new directors who are qualified, independent and engaged.

While we appreciate the continued steps P&F has taken to move toward a “Best Practices” board composition, we hope the Board does not stop there, but will have further dialogue with Lawndale:

  to implement additional corporate governance  improvements [e.g. Declassifying staggered board terms; establishing director stockownership requirements, consider term limits; eliminate the Shareholder Rights Plan/”Poison Pill”; Separate Board Chairmanship from CEO position, etc.] towards Best Practices; and

  to improve Compensation Policy practices or transparency of improved practices [e.g. shorten duration of options grants; establish true “reach” performance thresholds for restricted stock grants and other incentive bonus compensation taking into account cyclical nature of P&F’s targeted market, etc.]
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While these remaining needed reforms do not carry the time sensitivity that Director nominations did, we hope that the Board would work with us toward implementing additional improvements prior to and as part of this May’s 2013 Annual Meeting. We look forward to hearing from you.

Best Regards,

Andrew Shapiro

President